SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2002
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  DIRECTOR SHAREHOLDINGS
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AMVESCAP PLC
632867
IMMEDIATE RELEASE 25 NOVEMBER 2002
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN  TEL: 020 7454 3942



      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                                  AMVESCAP PLC
                              DEALINGS BY DIRECTORS

Executive Directors              Options granted          Total number of shares
                                 at 419.25p on            over which options
                                 21 November 2002         held following this
                                                          notification

Charles W. Brady                        700,000                       2,550,000
The Hon. Michael Benson                 350,000                       1,100,000
Michael J. Cemo                         350,000                       1,000,000
Gary T Crum                             350,000                         950,675
Robert H. Graham                        350,000                       1,150,000
Robert F. McCullough                    350,000                       1,550,000
Hubert L. Harris                        350,000                       1,400,000



        Date of Notification 25 NOVEMBER 2002.




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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 25 November, 2002                 By  /s/  MICHAEL S. PERMAN
     -----------------                     --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary